FOCUS Enhancements, Inc.
1370 Dell Ave
Campbell, CA 95008

July 25, 2005

VIA FAX AND EDGAR

Mr. Mark Shuman
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:    Focus Enhancements, Inc
                Registration Statement on Form S-3 (File No. 333-126629)

Dear Mr. Shuman:

        Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

        "THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE."

        Should you have any questions, please call the undersigned at (408) 866-8300 x110 or Craig Miller of Manatt Phelps & Phillips, LLP at (650) 812-1386.

Very truly yours,
FOCUS ENHANCEMENTS INC.
By:	/s/ Gary Williams
	Name:	Gary Williams
	Title:	Vice President Finance & CFO